UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Monette, Robert W.
   Operations Technologies, Inc.
   1536 Dunwoody Village Parkway
   Atlanta, GA  30338
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   November 30, 2001
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Southwest Water Company
   SWWC
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock, $0.01 par value              |27,995                |D               |See Note 1on Page 2                            |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to B|/2       |8/31/08  |Common Stock           |25,000   |$12.70    |D            |                           |
uy)                     |         |         |                       |         |          |             |                           |
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
Explanation of Responses:
Note 1: At a meeting of the Board of Directors of Southwest Water Company held on November 29, 2001, Mr. Monette was identified as an officer that performs policy-making functions for the corporation and constitutes an "exective officer" and thus is an officer for purposes of Section 16 of the 1934 Act. Following is information on Mr. Monette's SWWC Common stock holdings prior to his designation as an "executive officer". On August 31,
2001, Mr. Monette was granted 26,662 shares of SWWC Common stock through a merger with his company, Operations Technologies, Inc. On
October 22, 2001, Mr. Monette was issued 1,333 shares of SWWC Common stock as a result of a 5% stock dividend. All of these shares carried a restrictive legend, which restriction was released on December 5, 2001. /2:Granted under the Second Amended and Restated Southwest Water
Company Stock Option Plan. Exercisable @ 1/5 a year beginning 11/29/02. SIGNATURE OF REPORTING PERSON
/s/ Robert W. Monette
DATE
December 7, 2001